SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE 239TH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, with the presence of the Board members via video conferencing. 2. DATE: 06.21.2023 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and VICTÓRIA BARALDI MENDES BATISTA, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

The Board of Directors:

I.	analyzed information and discussed the matter related to the Company’s financial standing and budget execution;
II.	received a semi-annual report on the Strategic Risk Portfolio, discussed the topics covered and presented its recommendations;
III.	unanimously approved the creation of the Biodiversity Policy;
IV.	unanimously approved the creation of the Stakeholder Engagement Policy;
V.	unanimously approved the revision and update of the Occupational Health and Safety Policy;
VI.	received updated information about the Company's project portfolio and discussed the matter;
VII.	received a report from the Corporate Transformation Committee and discussed the matters presented;
VIII.	analyzed information related to the Company’s Investor Relations strategy and presented its considerations;
IX.	received a report from the Statutory Audit Committee and discussed the issues presented;
X.	received a report from the Sustainable Development Committee and the Investment and Innovation Committee, and discussed the presented topics;
XI.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XII.	held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; MARCO ANTÔNIO BARBOSA CÂNDIDO - Executive Secretary; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; JORGE EDUARDO MARTINS MORAES; LUCIA MARIA MARTINS CASASANTA; MARCO ANTÔNIO BOLOGNA; MARIA CARMEN WESTERLUND MONTERA; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 239th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 22, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.